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                             August 30, 2022

       Liang Zhao
       Chief Executive Officer
       Zhanling International Limited
       Unit 305-306, 3/F, New East Ocean Centre
       No. 9 Science Museum Road
       Tsim Sha Tsui, Hong Kong 999077

                                                        Re: Zhanling
International Limited
                                                            Form 10-KT for the
Transition Period ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Response Letter
dated August 9, 2022
                                                            File No. 000-54301

       Dear Mr. Zhao:

              We have reviewed your August 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 5, 2022 letter.

       Form 10-KT for the Transition Period ended December 31, 2021

       Business, page 2

   1. We note that you have proposed to file an amendment to your Form 10-KT to include incremental disclosures
of legal and operational risks associated with your operations in
                                                        China, in response to
our prior comment.

                                                        Please further revise
your proposed disclosures to enhance the prominence of concerns related to the HFCAA
and PCAOB, and China generally, as follows.

                                                              Reposition
disclosures under the heading "Risks associated with doing business in
 Liang Zhao
Zhanling International Limited
August 30, 2022
Page 2
              China" to precede the other disclosures being proposed.

                Reposition disclosures under the heading "Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
              determines that it cannot inspect or investigate completed our auditors..." as the first disclosures within the group of disclosures referenced above.

                Provide a summary of the disclosures pertaining to the Holding Foreign Companies
              Accountable Act and PCAOB on page 1, clarify that you are not on the SEC list of issuers identified under the HFCAA, and provide a cross reference to the more detailed Risk Factor disclosures regarding these topics.

         Please file your amendment once you have made these incremental adjustments.
        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at
(202) 551-3686 with any other questions.



FirstName LastNameLiang Zhao                                    Sincerely,
Comapany NameZhanling International Limited
                                                                Division of
Corporation Finance
August 30, 2022 Page 2                                          Office of
Energy & Transportation
FirstName LastName